UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: May 6, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
        Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES TOP MANAGEMENT ORGANIZATIONAL CHANGES

Monterrey, Mexico. May 05, 2009 - CEMEX, S.A.B. de C.V. (NYSE: CX), informed today its decision to restructure the roles of top management that report to the CEO, in an effort to make the organization more effective and efficient, in the following capacities:

●	Armando J. Garcia Executive: Vice President, Technology, Energy & Sustainability.
●	Francisco Garza: President, Americas.
●	Fernando A. Gonzalez: Executive Vice President, Planning & Development.
●	Hector Medina: Executive Vice President, Finance & Legal.
●	Juan Romero: President, Europe, Middle East, Africa, Asia & Australia.
●	Victor M. Romo: Executive Vice President, Administration.

This re-organization will be effective on May 15, 2009 and reflects our commitment to further develop our management team, and brings fresh perspectives that will reinforce our operational and financial performance.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 6, 2009	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller